                                             Filing Pursuant to Rule 424(b)(2)
                                             Registration No. 333-71594


                 Subject to Completion, dated November 21, 2001


We will amend and complete the information in this prospectus supplement. This prospectus supplement and the prospectus are part of an effective registration statement filed with the SEC. This prospectus supplement and the prospectus are not offers to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.



PROSPECTUS SUPPLEMENT

(To Prospectus dated October 24, 2001)


                                6,000,000 Shares

                       (BANKATLANTIC BANCORP, INC. LOGO)

                              Class A Common Stock
--------------------------------------------------------------------------------

We are offering 6,000,000 shares of our Class A Common Stock. We will receive all of the net proceeds from the sale of these shares.

Our Class A Common Stock is listed on the New York Stock Exchange under the trading symbol "BBX." On November 20, 2001, the last reported sale price of our Class A Common Stock on the New York Stock Exchange was $8.85 per share.

    INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS"
              BEGINNING ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS.

                                                              Per Share   Total
                                                              ---------   -----
Public Offering Price.......................................    $         $
Underwriting Discounts and Commissions......................    $         $
Proceeds to Us (before expenses)............................    $         $

We have granted the underwriters a 30-day option to purchase up to an additional 900,000 shares of Class A Common Stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares to
purchasers on or about           , 2001.
--------------------------------------------------------------------------------
LEHMAN BROTHERS                                         FRIEDMAN BILLINGS RAMSEY
                    ---------------------------------------
RYAN, BECK & CO.                                                   STEPHENS INC.
                  , 2001.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              Page
                                                              ----
About This Prospectus Supplement............................   S-1
Prospectus Supplement Summary...............................   S-2
Summary Selected Financial Data.............................   S-7
Use of Proceeds.............................................  S-10
Price Range of Common Stock and Dividends...................  S-11
Capitalization..............................................  S-12
Underwriting................................................  S-14
Legal Matters...............................................  S-17

                            PROSPECTUS
About This Prospectus.......................................     3
The Company.................................................     3
The Trust...................................................     4
Pending Acquisition of Community Savings Bankshares, Inc....     4
Recent Developments.........................................     5
Risk Factors................................................     6
Forward-Looking Statements..................................    11
Use of Proceeds.............................................    12
Ratio of Earnings to Fixed Charges..........................    12
Description of Capital Stock................................    12
Description of Debt Securities..............................    14
Description of Trust Preferred Securities, Trust Preferred
  Securities Guarantee and Junior Subordinated Debt
  Securities................................................    22
Plan of Distribution........................................    29
Legal Matters...............................................    31
Experts.....................................................    31
Where You Can Find More Information.........................    31

                          ---------------------------
     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     When we refer to the "Company," "we," or "our" in this prospectus supplement, we are referring to BankAtlantic Bancorp, Inc. and all of its subsidiaries. When we refer to "BankAtlantic Bancorp" in this prospectus supplement, we are referring only to BankAtlantic Bancorp, Inc. and not its subsidiaries. When we refer to "BankAtlantic" or "Bank" in this prospectus supplement, we are referring to BankAtlantic, A Federal Savings Bank. Unless we indicate otherwise, the information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option to purchase additional shares of Class A Common Stock.

     This prospectus supplement contains the terms of this offering. A description of our Class A Common Stock is contained in the accompanying prospectus beginning on page 12.

     This prospectus supplement is part of and should be read in conjunction with the accompanying prospectus. The information we present in this prospectus supplement may add, update or change information included in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, will apply and will supersede that information in the accompanying prospectus.

                         PROSPECTUS SUPPLEMENT SUMMARY

     Because this is a summary, it may not contain all the information that is important to you. You should read carefully the entire prospectus supplement and the accompanying prospectus, including the risk factors and the documents referred to in "Where You Can Find More Information" in the accompanying prospectus, including our financial statements.

                                  THE COMPANY

     We are a Florida-based financial services holding company with $4.8 billion in assets and pro forma for the acquisition of Community Savings Bankshares, as described below, we will have $5.7 billion in assets. We own BankAtlantic, Levitt Corporation, and Ryan, Beck & Co., LLC. BankAtlantic is a federal savings bank headquartered in Fort Lauderdale, Florida which provides traditional retail banking services and a wide range of commercial banking products and related financial services. Through Levitt Corporation we engage in residential construction, real estate development and real estate investment activities in Florida. Ryan, Beck is an investment banking firm which provides a wide range of investment banking, brokerage and investment management services.

     Our principal executive offices are located at 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304. Our telephone number at that address is (954) 760-5000.

STRATEGY

     We are one of the leading financial services companies based in Florida, and upon completion of the acquisition of Community Savings Bankshares discussed below, we expect to be the largest financial institution headquartered in Florida. We believe that there are significant opportunities for profitable growth in our markets. The rapid pace of consolidation among Florida's depository institutions has created opportunities for locally-owned, community-focused financial institutions such as BankAtlantic. Florida is the fourth most populous and seventh fastest growing state in the U.S., and BankAtlantic's principal markets include the four most populous counties in Florida, as well as several of the most affluent markets.

     Over the past 18 months, we have been pursuing a focused strategy designed to result in continued growth and improved profitability. We believe that this strategy has been instrumental in improving our operating earnings to a record $12.0 million in the third quarter of 2001, as well as improving our performance measures such as return on equity and return on assets. The six key focal points of our strategy are:

     - Concentrating on our core competencies: We intend to continue to grow our core commercial and retail banking business, which during 2001 has represented approximately 70% of our total revenues, with an emphasis on commercial real estate and commercial real estate development lending. We attribute our success in the commercial real estate lending business to several key factors including disciplined underwriting and insight and expertise in the commercial real estate market.

     - Benefiting from consolidation in Florida: There has been rapid consolidation among Florida's depository institutions, and we believe that we are in a position to take advantage of the opportunities this presents. While larger regional and super-regional competitors continue to focus on larger dollar transactions and less personal forms of customer service, we have committed ourselves to providing personalized banking services and to positioning BankAtlantic as a community-based and community-focused institution. As a result, we have been able to attract talented personnel interested in working for a locally-based institution. As consolidation in our industry continues, we believe there will be opportunities to acquire valuable assets that are deemed too small by larger competitors or divested as the result of acquisitions. The proposed acquisition of Community Savings Bankshares, described below, is an example of this component of our strategy.

     - Strengthening our credit culture: Jay C. McClung, BankAtlantic's new Chief Credit Officer, has taken significant steps to strengthen the Bank's credit culture. BankAtlantic has modified its underwriting standards and has developed and instituted credit training programs for its banking officers which emphasize underwriting and credit analysis. BankAtlantic has also developed systems and programs which we believe will enable it to offer new products and services without exposing the Bank to unnecessary credit risks. While the core operations of the Bank have generally performed well during the past three years, certain of the Bank's attempts to develop new business lines resulted in some unprofitable lines of business and higher than acceptable charge-off levels. Small business lending, indirect consumer lending and leasing programs resulted in approximately $54 million of net charge-offs during 1998, 1999 and 2000, equaling approximately 85% of total net charge-offs during those periods. As a consequence, BankAtlantic substantially curtailed or eliminated these activities, adopted new underwriting standards and implemented a portfolio monitoring program.

     - Enhancing key management personnel: Since January 2000, we have hired four key executives, each with a proven record at successful financial services companies. These executives are:

        - Lloyd B. DeVaux, Executive Vice President and Chief Information Officer of BankAtlantic, former Senior Executive Vice President and Chief Information Officer, Union Planters Corporation, a $35 billion bank holding company.

        - Jay A. Fuchs, Executive Vice President of the Community Banking Division of BankAtlantic, former President of American Bankers Insurance Company, a financial services marketing company.

        - Jay C. McClung, Executive Vice President and Chief Credit Officer of BankAtlantic, former Chief Credit Officer of Synovus Financial Corp., a $13 billion bank holding company. Mr. McClung also had fifteen years of financial services and credit experience with G.E. Capital Corporation.

        - James A. White, Executive Vice President and Chief Financial Officer of BankAtlantic Bancorp and BankAtlantic, former Chief Financial Officer of BOK Financial Corporation, an $8 billion bank holding company. Mr. White also previously served as President and Chief Executive Officer of First National Bank of Tulsa.

     - Developing a customer and sales oriented culture in the branches: In addition to hiring Jay A. Fuchs, BankAtlantic's new Chief Community Banking Division Officer, during the past year we have hired two new county presidents and internally promoted one new county president. We have developed new products which we believe are more attractive for our customers. We have instituted marketing programs in the branches which include sales training programs, outbound telemarketing requirements and profitability based incentives enabling our community banking personnel to earn additional income for production of profitable business. In addition, we have empowered our branch personnel to adjust the terms of certain of our products based on the profitability of the customer and the branch.

     - Enhancing the capital structure of the company: Over the past 18 months, we have made significant progress in improving our capital structure to support our growth and continued improvement in profitability. In September 2001, we completed the successful conversion of the remaining $51 million of our 6 3/4% convertible subordinated debentures into Class A Common Stock. In July 2001, we completed an underwritten public offering of 5.1 million shares of our Class A Common Stock, and used the net proceeds to repay $35 million of our subordinated investment notes and to reduce other indebtedness. Additionally, during 2000, we retired $50 million of our 5 5/8% convertible subordinated debentures and retired the publicly traded shares of our Class B Common Stock. The result of these efforts has been to reduce holding company debt (excluding trust preferred securities) to $80.9 million at September 30, 2001 from $174.1 million at December 31, 2000; to improve our tangible common equity/tangible asset ratio to 7.0% at September 30, 2001 from 4.4% at December 31, 2000; to reduce the ratio of holding company debt to consolidated equity to 42.4% at September 30, 2001 from 100.9% at December 31, 2000; and to reduce our double leverage ratio, which is our investment in subsidiaries divided by the amount of consolidated equity reflected on the parent company balance sheet, to 128.8% at September 30, 2001 from 181.6% at December 31, 2000.

OTHER NON-BANKING BUSINESSES

     Levitt Corporation enables us to further capitalize on our real estate development expertise. Levitt's six person executive management team has well over 100 years of combined real estate development experience. Levitt's subsidiary, Core Communities, Inc., formerly known as St. Lucie West Holding Corp., is the developer of master-planned residential, commercial and industrial communities in Florida. Core Communities' strategy is to acquire additional property that is suitable for commercial or residential development and resale. During September 2001, Core Communities purchased for $17.0 million Live Oak Preserve, a 1,285 acre master planned community in Tampa, Florida, which is zoned for both commercial and residential development. Levitt's other subsidiary, Levitt and Sons, since its inception in 1929, has developed over 200,000 single family homes. Since we acquired Levitt and Sons in 1999, it has focused on the development of single family homes and to a lesser extent rental apartment complexes. As of September 30, 2001, Levitt had a pre-sold backlog of 877 homes at its existing developments, compared to a backlog of 330 homes as of December 31, 1999 and 703 homes as of December 31, 2000. Levitt and Sons' strategy is to continue to deliver on its presold backlog of 877 homes, to complete its existing developments and to develop other active adult communities on a selected basis in markets that the management team deems to be attractive and to offer profitable opportunities for Levitt.

     We are also engaged in the investment banking, brokerage and investment management business through our subsidiary, Ryan, Beck & Co., LLC, founded in 1946. Ryan, Beck conducts capital market activities focused on the financial services and municipal sectors. These activities include investment banking, trading, research and institutional sales. Ryan, Beck also operates as a retail oriented brokerage firm on behalf of high net worth individuals in New Jersey, New York, Florida and Pennsylvania. Ryan, Beck has recently accelerated efforts to grow its retail brokerage operations. Ryan, Beck also operates as an asset manager through its wholly owned subsidiary, Cumberland Advisors.

     We intend to continue our strategy of expanding our sources of non-interest revenues from our real estate development and investment banking subsidiaries. We anticipate that this growth will be achieved by controlled internal expansion and, where available on attractive terms, through acquisitions. Levitt Corporation and Ryan, Beck from time to time evaluate potential acquisition opportunities, some of which may be material. At the present time, neither Levitt Corporation nor Ryan, Beck has entered into any agreements in principle relating to any material acquisitions.

THE COMMUNITY SAVINGS BANKSHARES ACQUISITION

     On September 9, 2001, we entered into an agreement to acquire Community Savings Bankshares, the holding company for Community Savings, F. A., a federally chartered savings and loan association. Community Savings operates 21 offices in Palm Beach, Martin, St. Lucie and Indian River counties in Florida and, as of September 30, 2001, had assets of $950.0 million and deposits of $667.0 million.

     Upon completion of the merger, we expect to be the largest financial institution headquartered in Florida, with approximately $5.7 billion in assets, $3.0 billion in deposits and 73 branches located throughout Florida. In addition to being an ideal geographic fit with BankAtlantic's existing franchise and improving its growth prospects, the acquisition of Community should enhance our franchise value, risk profile and earnings potential in several ways:

     - Improves market coverage: The acquisition will nearly double our penetration of the Palm Beach market, one of the fastest growing and wealthiest markets in Florida. This improved coverage should enhance our operating efficiency and our ability to provide superior service to this customer base.

     - Improves core funding mix and asset risk profile: Community's $667.0 million of deposits will increase our ratio of deposits as a percent of total liabilities from 52% to 57% on a pro forma basis, providing us with a stable source of funding. In addition, the acquisition increases the percentage of seasoned, low-risk residential real estate loans in our portfolio, thereby improving our consolidated risk profile.

     - Increases revenue associated with our core banking franchise: The acquisition increases the percentage of our revenue attributable to core banking activities from 69% for the nine months ended September 30, 2001 to 73% on a pro forma basis for the combined companies.

     - Provides significant cost savings opportunities: The acquisition provides the opportunity for us to reduce our pro forma cost structure through the elimination of redundant back office operations, elimination of Community's ESOP and the closure of approximately six overlapping branches, to be selected from the combined branch network. We expect to reduce non-interest expenses of the combined companies by up to $8.8 million once the cost savings are fully phased in.

     We expect the acquisition of Community to close in the first quarter of 2002, subject to the satisfaction of certain conditions, including regulatory approval and Community shareholders' approval. We will acquire Community for approximately $170 million in cash and expect to incur transaction-related expenses of approximately $6.3 million.

                                  THE OFFERING

Common Stock offered....... 6,000,000 million shares of Class A Common Stock

Common Stock to be
  outstanding after the
  offering................. 52,243,798 shares of Class A Common Stock
                            4,876,124 shares of Class B Common Stock

                            The number of shares of Class A Common Stock to be outstanding after this offering:

                            - includes 46,243,798 shares of Class A Common Stock
                              outstanding as of November 19, 2001,

                            - excludes 5,651,070 shares of Class A Common Stock
                              issuable upon exercise of options, and

                            - excludes 4,095,022 shares of Class A Common Stock
                              issuable upon conversion of our outstanding 5 5/8% convertible subordinated debentures due 2007, which are convertible at $11.25 per share.

Over-allotment option...... 900,000 shares of Class A Common Stock

Voting Rights.............. Holders of Class A Common Stock are entitled to one vote per share, and the Class A Common Stock possesses a fixed 53% of the aggregate voting power of all of our common stock. The holder of our Class B Common Stock, BFC Financial Corporation, possesses a fixed 47% of the aggregate voting power of all of our common stock. BFC is controlled by Alan B. Levan, BankAtlantic Bancorp's and BankAtlantic's Chairman of the Board of Directors and Chief Executive Officer, and John E. Abdo, BankAtlantic Bancorp's and BankAtlantic's Vice-Chairman of the Board of Directors. The holders of our Class A Common Stock and Class B Common Stock vote as a single class, except as may be required by law or as provided in our Articles of Incorporation.

Dividends.................. Holders of Class A Common Stock and Class B Common
                            Stock participate equally in dividends on a per share basis. Stock dividends and other non-cash distributions on Class A Common Stock are identical to those issued on Class B Common Stock, except that a stock dividend or other non-cash distribution to holders of Class A Common Stock may be declared and issued in the form of Class A Common Stock while a stock dividend or other non-cash distribution to holders of Class B Common Stock may be issued in either the form of Class A Common Stock or Class B Common Stock in the discretion of our Board of Directors.

Convertibility............. Our Class A Common Stock is not convertible. Our
                            Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis.

Use of Proceeds............ We intend to use the net proceeds to contribute to the capital of BankAtlantic, to finance a portion of the purchase price for our acquisition of Community and for general corporate purposes.

Class A Common Stock NYSE
  Symbol................... "BBX"

                        SUMMARY SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated financial data as of and for the years ended December 31, 1996 through 2000 and as of and for the nine months ended September 30, 2000 and 2001. Certain selected financial data presented below under the captions "Income Statement," "Per Class A common share data" and "Balance Sheet (at year end)" as of December 31, 1996, 1997, 1998, 1999 and 2000 and for each of the years in the five-year period ended December 31, 2000, are derived from our consolidated financial statements, which have been audited by KPMG LLP, independent certified public accountants. The selected financial data presented below as of and for the nine month periods ended September 30, 2000 and 2001, are derived from our unaudited consolidated financial statements and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to a fair presentation of such data. Results for the nine month period ended September 30, 2001 are not necessarily indicative of results that may be expected for the entire year or any future period. This table is a summary and should be read in conjunction with the consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, which are incorporated in this prospectus supplement by reference.

                                                                                                          FOR THE NINE MONTHS
                                                                                                                 ENDED
                                                      FOR THE YEARS ENDED DECEMBER 31,                       SEPTEMBER 30,
                                       --------------------------------------------------------------   ------------------------
                                          1996         1997         1998         1999         2000         2000         2001
                                       ----------   ----------   ----------   ----------   ----------   ----------   -----------
(IN THOUSANDS EXCEPT SHARE, PER SHARE DATA AND RATIOS)                                                        (UNAUDITED)
INCOME STATEMENT
Total interest income................  $  152,631   $  210,554   $  254,138   $  285,937   $  327,891   $  242,408   $  252,987
Total interest expense...............      76,365      116,024      151,853      168,671      210,012      153,344      151,184
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net interest income..................      76,266       94,530      102,285      117,266      117,879       89,064      101,803
Provision for loan losses............       5,844       11,268       21,788       30,658       29,132       22,016       14,059
Gains on sales of securities, net....       5,959        4,830        1,207        1,928        2,226          228        3,592
Other non-interest income............      20,859       28,536       55,673       98,141      113,938       74,855       85,446
Non-interest expense before goodwill
  impairment.........................      68,221       77,722      120,665      139,779      177,207      125,964      133,333
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before income taxes,
  discontinued operations,
  extraordinary items and cumulative
  effect of a change in accounting
  principle..........................      29,019       38,906       16,712       46,898       27,704       16,167       43,449
Provision for income taxes...........      11,380       15,248        6,526       18,106       11,607        6,284       16,051
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income from operating earnings.......      17,639       23,658       10,186       28,792       16,097        9,883       27,398
Impairment of goodwill...............          --           --           --           --           --           --        6,624
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income from continuing operations....      17,639       23,658       10,186       28,792       16,097        9,883       20,774
Income (loss) from discontinued
  operations, net of tax.............       1,372        4,111      (18,220)       2,077          669          424           --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) before extraordinary
  items and cumulative effect of a
  change in accounting principle.....      19,011       27,769       (8,034)      30,869       16,766       10,307       20,774
Extraordinary items, net of tax......          --           --           --           --        7,948        7,432         (253)
Cumulative effect of a change in
  accounting principle...............          --           --           --           --           --           --        1,138
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss)....................  $   19,011   $   27,769   $   (8,034)  $   30,869   $   24,714   $   17,739   $   21,659
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
PERFORMANCE RATIOS
Return on average assets(1)(2).......        0.88%        0.86%        0.28%        0.72%        0.37%        0.30%        0.58%
Return on average equity(1)(2).......       13.07        14.85         4.39        11.68         6.31         4.95         9.86
Operating return on average assets...        0.88         0.86         0.28         0.72         0.37         0.30         0.77
Operating return on average equity...       13.07        14.85         4.39        11.68         6.31         4.95        13.00
Net interest margin..................        4.12         3.72         3.12         3.14         2.72         2.97         3.03

                                                                                                          FOR THE NINE MONTHS
                                                                                                                 ENDED
                                                      FOR THE YEARS ENDED DECEMBER 31,                       SEPTEMBER 30,
                                       --------------------------------------------------------------   ------------------------
                                          1996         1997         1998         1999         2000         2000         2001
                                       ----------   ----------   ----------   ----------   ----------   ----------   -----------
(IN THOUSANDS EXCEPT SHARE, PER SHARE DATA AND RATIOS)                                                        (UNAUDITED)
Other non-interest income to total
  net revenues.......................       20.23        22.31        34.98        45.16        48.68        45.60        44.77
Efficiency ratio(2)(3)...............       66.12        60.77        75.81        64.30        75.72        76.74        73.34
Efficiency ratio -- banking
  operations(2)(4)...................       64.14        57.56        61.20        49.80        59.73        54.94        54.03
PER CLASS A COMMON SHARE DATA(8)
Diluted earnings from continuing
  operations.........................  $     0.47   $     0.58   $     0.25   $     0.59   $     0.38   $     0.24   $      N/A
Earnings (loss) from discontinued
  operations.........................        0.03         0.09        (0.45)        0.03         0.01         0.01          N/A
Earnings from extraordinary items....        0.00         0.00         0.00         0.00         0.15         0.13          N/A
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Diluted earnings (loss) per share....  $     0.50   $     0.67   $    (0.20)  $     0.62   $     0.54   $     0.38   $      N/A
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Diluted cash flow earnings (loss) per
  share(5)...........................  $     0.54   $     0.72   $    (0.12)  $     0.69   $     0.61   $     0.43   $      N/A
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
PER COMMON SHARE DATA(8)
Diluted operating earnings...........  $      N/A   $      N/A   $      N/A   $      N/A   $      N/A   $      N/A   $     0.58
Diluted loss from goodwill
  impairment.........................         N/A          N/A          N/A          N/A          N/A          N/A        (0.13)
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Diluted earnings from continuing
  operations.........................         N/A          N/A          N/A          N/A          N/A          N/A         0.45
Earnings (loss) from extraordinary
  items..............................         N/A          N/A          N/A          N/A          N/A          N/A        (0.01)
Earnings from cumulative effect of a
  change in accounting principle.....         N/A          N/A          N/A          N/A          N/A          N/A         0.02
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Diluted earnings per share...........  $      N/A   $      N/A   $      N/A   $      N/A   $      N/A   $      N/A   $     0.46
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Diluted cash flow earnings per
  share(5)...........................  $      N/A   $      N/A   $      N/A   $      N/A   $      N/A   $      N/A   $     0.64
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Cash dividends declared per Class A
  common share.......................  $    0.071   $    0.082   $    0.094   $    0.097   $    0.101   $    0.076   $    0.083
Cash dividends declared per Class B
  common share.......................       0.063        0.074        0.085        0.088        0.092        0.069        0.081
Book value per share.................        4.48         5.59         5.63         5.53         6.80         6.34         7.29
Tangible book value per share........        3.60         4.89         4.33         4.27         5.44         4.95         6.49
BALANCE SHEET (AT YEAR END)
Loans and leases, net(6).............  $1,824,856   $2,072,825   $2,635,369   $2,689,708   $2,853,804   $2,750,439   $2,885,518
Securities...........................     493,856      667,770      679,336      954,932    1,266,186    1,177,988    1,338,096
Total assets.........................   2,605,527    3,064,480    3,788,975    4,159,901    4,617,300    4,431,685    4,765,656
Deposits.............................   1,832,780    1,763,733    1,925,772    2,027,892    2,234,485    2,186,728    2,293,597
Securities sold under agreements to
  repurchase and other short term
  borrowings.........................     190,588       61,216      180,593      429,123      669,202      637,295      616,521
Other borrowings(7)..................     374,200      952,057    1,296,436    1,401,709    1,337,909    1,281,599    1,325,635
Stockholders' equity.................     147,704      207,171      240,440      235,886      248,821      231,802      372,433
ASSET QUALITY RATIOS
Non-performing assets as a percent of
  total loans, tax certificates and
  real estate owned..................        1.11%        1.33%        1.15%        1.40%        0.89%        1.05%        1.21%
Loan loss allowance as a percent of
  non-performing loans...............      207.26       161.93       162.43       137.64       259.58       233.02       137.78
Loan loss allowance as a percent of
  total loans........................        1.39         1.35         1.42         1.63         1.62         1.80         1.51
CONSOLIDATED CAPITAL RATIOS
Equity as a percentage of total
  assets.............................        5.67%        6.76%        6.35%        5.67%        5.39%        5.23%        7.81%
Tangible equity as a percentage of
  total assets.......................        4.56         5.90         4.88         4.38         4.31         4.08         6.96

                                                                                                          FOR THE NINE MONTHS
                                                                                                                 ENDED
                                                      FOR THE YEARS ENDED DECEMBER 31,                       SEPTEMBER 30,
                                       --------------------------------------------------------------   ------------------------
                                          1996         1997         1998         1999         2000         2000         2001
                                       ----------   ----------   ----------   ----------   ----------   ----------   -----------
(IN THOUSANDS EXCEPT SHARE, PER SHARE DATA AND RATIOS)                                                        (UNAUDITED)
CAPITAL RATIOS FOR BANKATLANTIC
Total risk based capital.............       10.83%       18.64%       13.92%       13.30%       11.00%       11.67%       11.33%
Tier I risk based capital............        9.58        17.38        12.67        12.04         9.74        10.41        10.13
Core capital.........................        6.65        11.12         8.48         7.71         6.66         6.99         6.83

---------------

(1) ROA and ROE excluding the $7.2 million Savings Association Insurance Fund one-time special assessment would have been 1.09% and 16.33%, respectively, for the year ended December 31, 1996.
(2) Restated for continuing operations relating to the decision by the Company to exit its mortgage servicing operations.
(3) The efficiency ratio is non-interest expense as a percent of net interest income plus non-interest income. Excluding the $7.2 million SAIF one-time special assessment, this ratio for the year ended December 31, 1996 would have been 62.79%. Excluding the $6.6 million impairment of cost over fair value of net assets acquired, this ratio for the nine months ended September 30, 2001 would have been 69.87%.
(4) Efficiency ratio banking operations is non-interest expense as a percent of net interest income plus non-interest income excluding a $2.6 million restructuring charge in 2000 relating to the termination of certain ATM activities and excluding the operations of Ryan, Beck, Levitt and BankAtlantic Bancorp.
(5) Diluted cash flow earnings per share excludes goodwill impairment and amortization expense of goodwill and other intangible assets.
(6) Includes $207,000, $160.1 million, $9.7 million, $13.6 million and $1.3 million, of banker's acceptances at December 31, 1996, 1997, 1998, 1999 and 2000, respectively and $8.5 million and $577,000 of banker's acceptances at September 30, 2000 and 2001, respectively.
(7) Other borrowings consist of FHLB advances, subordinated debentures, notes and bonds payable and guaranteed preferred beneficial interests in the Company's junior subordinated debentures.
(8) In prior periods our capital structure included a dividend premium for our Class A common shareholders. As a consequence of the dividend structure we used the two-class method to calculate our earnings per share. During the 2001 second quarter, our shareholders voted to equalize the dividend payable on the Class A and Class B Common Stock. As a result, as of January 1, 2001 we no longer use the two-class method to calculate our earnings per share. If the two-class method for calculating earnings per share was utilized through March 31, 2001, the diluted earnings per share for the nine months ended September 30, 2001 would remain unchanged.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the shares of Class A Common Stock we are offering will be approximately $49.7 million after deducting the underwriting discounts and estimated offering expenses we will pay, or $57.2 million if the underwriters exercise their over-allotment option in full. For purposes of this calculation we have assumed a public offering price of $8.85 per share. We intend to use the net proceeds to contribute to the capital of BankAtlantic, to finance a portion of the purchase price for our acquisition of Community and for general corporate purposes. If the Community acquisition is not completed, we will have broad discretion in allocating the net proceeds that would have been used to finance the acquisition.

     We anticipate that we may raise additional funds for the acquisition of Community from future sales of additional securities under the accompanying prospectus.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     Our Class A Common Stock is listed on the New York Stock Exchange under the symbol "BBX." Our Class B Common Stock is not traded on any exchange or quoted through any automated quotation system. The following tables set forth, for the indicated periods, the high and low closing sale prices for our Class A Common Stock as reported by the New York Stock Exchange and the cash dividends declared per share of our Class A Common Stock and Class B Common Stock for the indicated periods. The stock prices do not include retail mark-ups, mark-downs or commissions. The stock prices have been adjusted to reflect a 15% Class A Common Stock dividend issued to the holders of our Class A Common Stock and Class B Common Stock in August 1999.

                                                                                           CLASS B
                                                                                           COMMON
                                                                CLASS A COMMON STOCK        STOCK
                                                              -------------------------   ---------
                                                                                CASH        CASH
                                                               PRICE RANGE    DIVIDENDS   DIVIDENDS
                                                              -------------      PER         PER
                                                              HIGH     LOW      SHARE       SHARE
                                                              -----   -----   ---------   ---------
1999
  First Quarter.............................................  $7.77   $5.70    $.0239      $.0217
  Second Quarter............................................   7.39    6.14     .0239       .0217
  Third Quarter.............................................   6.95    5.56     .0239       .0217
  Fourth Quarter............................................   5.93    3.81     .0253       .0230
2000
  First Quarter.............................................  $5.31   $3.93    $.0253      $.0230
  Second Quarter............................................   4.62    3.50     .0253       .0230
  Third Quarter.............................................   4.50    3.06     .0253       .0230
  Fourth Quarter............................................   4.50    3.62     .0253       .0230
2001
  First Quarter.............................................  $6.41   $3.87    $.0253      $.0230
  Second Quarter............................................   8.85    5.97     .0290       .0290
  Third Quarter.............................................  11.01    8.39     .0290       .0290
  Fourth Quarter (through November 20, 2001)................  10.35    7.86        --          --

     On November 20, 2001, the last reported sale price of our Class A Common Stock on the New York Stock Exchange was $8.85 per share.

     We have paid cash dividends on our Class B Common Stock since our formation in 1994, and we have paid regular quarterly cash dividends on our Class A Common Stock since its initial issuance in March 1996. We currently intend to declare and pay regular quarterly cash dividends on both classes of our common stock. Until the recent amendments to our Articles of Incorporation on May 24, 2001, our Class A Common Stock was entitled to receive cash dividends equal to at least 110% of any cash dividends declared and paid on the Class B Common Stock. Cash dividends paid on the Class A Common Stock and Class B Common Stock are now equal on a per share basis.

     Our ability to pay dividends is restricted by certain regulations of the Office of Thrift Supervision as well as certain covenant restrictions contained in the indentures and loan agreements that govern the terms of our debt. For more information on these restrictions, see the section of the accompanying prospectus entitled "Risk Factors" on page 6.

                                 CAPITALIZATION

     The following table sets forth our capitalization (i) on an actual basis as of September 30, 2001, (ii) on an as adjusted basis to reflect the sale of the
6.0 million shares of Class A Common Stock in this offering at $8.85 per share, the closing stock price on November 20, 2001 (after deducting underwriting discounts and estimated offering expenses) and the application of the estimated net proceeds from this offering and (iii) on a pro forma as adjusted basis to reflect this offering, the application of the net proceeds from this offering and the acquisition of Community. This table also sets forth the capitalization of Community on an actual basis as of September 30, 2001. You should read the information in the following table in conjunction with our consolidated financial statements and related notes thereto contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001, which are incorporated in this prospectus by reference. The financial information in this table regarding Community was obtained from Community's quarterly report on Form 10-Q for the quarter ended September 30, 2001 which was filed with the SEC on November 14, 2001.

                                                                 AS OF SEPTEMBER 30, 2001
                                                 --------------------------------------------------------
                                                 BANKATLANTIC   BANKATLANTIC   COMMUNITY     PRO FORMA
                                                   BANCORP        BANCORP       SAVINGS          AS
                                                    ACTUAL      AS ADJUSTED     ACTUAL     ADJUSTED(1)(3)
                                                 ------------   ------------   ---------   --------------
                                                           (IN THOUSANDS, EXCEPT PERCENT DATA)
                                                                       (UNAUDITED)
DEPOSITS AND BORROWINGS
  Deposits.....................................   $2,293,597     $2,293,597    $666,966      $2,967,197
  Advances from FHLB...........................    1,113,979      1,113,979     134,143       1,249,680
  Securities sold under agreements to
     repurchase and other short term
     borrowings................................      616,521        566,842          --         616,521
  Real estate debt (including current
     portion)..................................       56,036         56,036          --          56,036
  Holding company debt and mortgage bonds
     (including current portion)...............       80,870         80,870      12,879          91,688
GUARANTEED PREFERRED BENEFICIAL INTERESTS IN
  COMPANY'S JUNIOR SUBORDINATED DEBENTURES.....       74,750         74,750          --          74,750
STOCKHOLDERS' EQUITY
  Preferred Stock, 10,000,000 shares
     authorized, none issued and outstanding...           --             --          --              --
  Class A Common Stock, 80,000,000 shares
     authorized: 46,202,430 shares issued and
     outstanding; 52,202,430 shares issued and
     outstanding, as adjusted..................          462            522      10,571             522
  Class B Common Stock, 45,000,000 shares
     authorized; 4,876,124 shares issued and
     outstanding; 4,876,124 shares issued and
     outstanding, as adjusted..................           49             49          --              49
  Additional paid-in capital...................      197,285        246,905      94,401         246,905
  Retained earnings............................      159,955        159,955      40,704         159,955
  Common stock issued to or purchased by
     employee benefit plans....................           --             --      (4,837)             --
  Treasury stock, at cost:.....................           --             --     (23,704)             --
  Accumulated other comprehensive income.......       14,682         14,682         504          14,682
                                                  ----------     ----------    --------      ----------
          TOTAL STOCKHOLDERS' EQUITY...........   $  372,433     $  422,113    $117,639      $  422,113
                                                  ==========     ==========    ========      ==========

                                                                 AS OF SEPTEMBER 30, 2001
                                                 --------------------------------------------------------
                                                 BANKATLANTIC   BANKATLANTIC   COMMUNITY     PRO FORMA
                                                   BANCORP        BANCORP       SAVINGS          AS
                                                    ACTUAL      AS ADJUSTED     ACTUAL     ADJUSTED(1)(3)
                                                 ------------   ------------   ---------   --------------
                                                           (IN THOUSANDS, EXCEPT PERCENT DATA)
                                                                       (UNAUDITED)
Holding company debt plus guaranteed preferred
  beneficial interests in the Company's junior
  subordinated debentures as a percentage of
  total stockholders' equity(2)................       41.78%         36.87%                      39.43%(4)
Equity as a percent of total assets............        7.81%          8.86%                       7.46%
Tangible equity as a percent of tangible
  assets.......................................        7.02%          8.07%                       5.69%
Book value per share...........................   $     7.29     $     7.40                  $     7.40
Tangible book value per share..................   $     6.49     $     6.68                  $     5.54

---------------

(1) The pro forma includes purchase accounting fair market value adjustments to the following liabilities of Community (in thousands):

          Deposits..........................................  $ 6,634
          Advances from FHLB................................    1,558
          Other borrowings..................................   (2,061)

(2) Holding company debt plus guaranteed preferred beneficial interests in the Company's junior subordinated debentures as a percentage of total tangible stockholders' equity equaled 46.93%, 40.81% and 52.67%, actual, as adjusted and pro forma as adjusted, respectively.

(3) This schedule does not include the anticipated issuance of $25 million to $50 million of trust preferred securities and/or debt securities or the use of other working capital to fund the balance of the purchase price of Community.

(4) Equal to 45% and 51% assuming the issuance of $25 million and $50 million, respectively, of debt or trust preferred securities.

     This table is based on shares outstanding as of September 30, 2001 and does not include 5,651,070 shares of Class A Common Stock issuable upon exercise of outstanding options and 4,095,022 shares of Class A Common Stock issuable upon conversion of our outstanding 5 5/8% convertible subordinated debentures due 2007, which are convertible at $11.25 per share.

                                  UNDERWRITING

     Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of Class A Common Stock opposite its name below:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Lehman Brothers Inc.........................................
Friedman, Billings, Ramsey & Co., Inc.......................
Ryan, Beck & Co., LLC.......................................
Stephens Inc. ..............................................
          Total.............................................

     The underwriting agreement provides that the underwriters are obligated to purchase, subject to certain conditions, all of the shares of Class A Common Stock in the offering if any are purchased, other than those covered by the over-allotment option described below. The conditions contained in the underwriting agreement include the requirement that:

    - the representations made by us to the underwriters are true;

    - there is no material change in the financial markets; and

    - we deliver to the underwriters customary closing documents.

     If an underwriter defaults, the underwriting agreement provides that the purchase commitment of the non-defaulting underwriters may be increased or the agreement may be terminated.

     We have granted to the underwriters a 30 day option after the date of this prospectus to purchase, on one occasion only, in whole or in part, up to an aggregate of an additional 900,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised to cover over-allotments, if any, made in connection with the offering. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated on the preceding table. The foregoing limitations do not apply to stabilizing transactions, syndicate covering transactions and penalty bids for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, the "Exchange Act."

     The underwriters have advised us that they propose to offer shares of Class A Common Stock directly to the public at the offering price on the cover of this prospectus supplement and to selected dealers, who may include the underwriters,
at such offering price less a selling concession not in excess of $          per
share. The underwriters may allow, and the selected dealers may re-allow, a
discount from the concession not in excess of $          per share to other
dealers. After the offering, the underwriters may change the public offering price and other offering terms.

     The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to 900,000 additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay us for the shares.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share underwriting discounts and commissions to be paid
  by the Company............................................    $              $
Total.......................................................    $              $

     The expenses of this offering, excluding underwriting discounts and cash summarized in the table above, that are payable by us are estimated to be
$          .

     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock, in accordance with Regulation M of the Exchange Act.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment options. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment options. The underwriters may close out any short position by either exercising their over-allotment options and/or purchasing shares in the open market.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A Common Stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Common Stock or preventing or retarding a decline in the market price of our Class A Common Stock. As a result, the price of the Class A Common Stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A Common Stock. In addition, neither we nor any of the underwriters make a representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

     In connection with the offering, we and our executive officers and directors have agreed that they will not, subject to certain limited exceptions, directly or indirectly, offer, sell, pledge or otherwise dispose of any shares of Class A Common Stock or any securities convertible into or exchangeable or exercisable for Class A Common Stock or enter into any swap or other derivative transaction with similar effect as a sale of Class A Common Stock, for a period of 90 days from the date of this prospectus without the prior written consent of Lehman Brothers Inc. The restrictions in this paragraph do not apply to:

     - the sale of Class A Common Stock to the underwriters in this offering, including shares sold pursuant to the over-allotment option,

     - the sale or transfer of shares of Class A Common Stock to BankAtlantic Bancorp by our directors or executive officers in connection with the exercise of a currently outstanding option, warrant or right,

     - the issuance by us of options under any of our currently effective stock option or incentive plans or of shares of Class A Common Stock upon the exercise of a currently outstanding option, warrant or right or the conversion of a security outstanding on the date of this prospectus supplement,

     - the issuance by us of shares of Class A Common Stock to our employees or directors or as dividends on our common stock, or

     - the issuance by us of Class A Common Stock as consideration for the purchase of any business or assets.

     We have agreed to indemnify, under certain circumstances, the underwriters against liabilities relating to the offering, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute, under certain circumstances, to payments that the underwriters may be required to make for these liabilities.

     This prospectus supplement and the accompanying prospectus are not, and under no circumstances are to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

     Purchasers of the shares of Class A Common Stock may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price on the cover of this prospectus supplement.

     A prospectus supplement and prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

     Other than the prospectus supplement and prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

     Ryan, Beck & Co., LLC is a member of the National Association of Securities Dealers, Inc., the NASD, and is an affiliate of ours for purposes of the Conduct Rules of the NASD. Ryan, Beck & Co., LLC is acting as an underwriter in connection with the offering of any securities under the registration statement of which this prospectus supplement is a part, and, accordingly, such offering will be conducted in accordance with the applicable sections of Rule 2720 of the Conduct Rules of the NASD. The maximum commission or discount to be received by any dealer or underwriter will not exceed eight (8) percent. The underwriters have informed us that they do not intend to confirm sales to discretionary accounts without the prior written approval of the customer.

     From time to time, Lehman Brothers Inc., Friedman, Billings, Ramsey & Co., Inc., Ryan, Beck & Co., LLC and Stephens Inc. have provided, and may continue to provide, investment banking services to us for which we have paid the customary fees and commissions. Ryan, Beck & Co., LLC is a wholly-owned subsidiary of BankAtlantic Bancorp.

                                 LEGAL MATTERS

     The validity of the Class A Common Stock will be passed upon for us by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida. Certain legal matters in connection with offering will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                6,000,000 Shares

                       (BANKATLANTIC BANCORP, INC. LOGO)

                              Class A Common Stock

             ------------------------------------------------------

                             PROSPECTUS SUPPLEMENT

                                           , 2001

             ------------------------------------------------------

                                LEHMAN BROTHERS

                            FRIEDMAN BILLINGS RAMSEY

                                RYAN, BECK & CO.

                                 STEPHENS INC.